Mail Stop 3561

January 27, 2009

George E. Aldrich
Vice President, Controller & Chief Accounting Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

Gary W. Lefelar
Senior Vice President and Chief Accounting Officer
Panhandle Eastern Pipe Line Company, LP
5444 Westheimer Road
Houston, TX 77056-5306

> **Re:** **Southern Union Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007, as Amended**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A, as Amended**
> **Filed April 7, 2008**
> **File No. 001-06407**
>
> **Panhandle Eastern Pipe Line Company, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-02921**

Dear Mr. Aldrich and Mr. Lefelar:

    We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: David Taylor, Esq.
       Locke Lord Bissell & Liddell LLP
       Facsimile No. (713) 223-3717